Thomas J. Mazzarisi
Chairman & CEO
tjmazzarisi@jagmedia.biz
December 6, 2007
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 0408
Washington, D.C. 20549

ATTN:	Duc Dang, Attorney
Karen J. Garnett, Assistant Director

	RE:	Registration Statement on Form S-4, File No. 333-131047
(the “2006 Registration Statement”)

Ladies and Gentlemen:
     On behalf of JAG Media Holdings, Inc. (the “Company”), I hereby respectfully request the above-referenced 2006 Registration Statement, originally filed with the Commission on January 17, 2006 and amended on March 15, 2006 and March 16, 2006, be withdrawn, together with all exhibits, amendments and supplements thereto, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Company is withdrawing the 2006 Registration Statement at the suggestion of the Commission Staff and will be filing a new registration statement on Form S-4 with respect to the proposed merger by the Company with Cryptometrics, Inc.
     The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the 2006 Registration Statement on Form S-4 in the following manner “Withdrawn upon request of the Registrant, the Commission consenting thereto.”
     If you have any questions regarding this application, please do not hesitate to contact the Company’s outside counsel, David Sirignano, at (202) 739.5420.
Very truly yours,

Thomas J. Mazzarisi
Chairman, CEO and
General Counsel
JAG Media Holdings, Inc.
6865 S.W. 18th Street, Suite B13 • Boca Raton, Florida, 33433 • www.jagmedia.biz
Phone: 866.300.7410, Ext. 111 • Fax: 866.297.1070